FORM 6–K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a–16 or 15d–16
of the Securities Exchange Act of 1934

For the month of:	April, 2003
Commission File Number :	001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20–F             Form 40–F

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82– ________

Enclosures:

(i)	Press Release, dated April 8, 2003, announcing the appointment of Bruno Lafont to the Direction Générale of the Lafarge Group;
(ii)	Press Release, dated April 14, 2003, announcing German competition authority fine.

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, April 8, 2003

Appointment at the Direction Générale of the Lafarge Group

As announced on February 27, 2003, the positions of Chairman and Chief Executive Officer of Lafarge will be separated after the next Annual General Meeting on May 20, 2003. Bertrand Collomb will remain Chairman, while Bernard Kasriel, as Chief Executive Officer, will be in charge of the Group's management.

Today Bertrand Collomb announced that on the same day he will propose to the Board of Directors the appointment as Chief Operating Officer of Bruno Lafont. Bruno Lafont will thus join the Direction Générale along with Michel Rose, currently already Chief Operating Officer.

Bertrand Collomb said: "This promotion of an experienced manager of the Group to reinforce the Direction Générale shows the solidity and solidarity of our teams to lead our future successes."

Bruno Lafont, 47 year–old, joined Lafarge in 1983 and spent all his career in the Group. Financial Director and Development Director of the Sanitaryware Division, he then managed cement and concrete & aggregates operations in Turkey and Mediterranean zone (1990–1994). Executive Vice President, Finance from 1994 to 1998, Bruno Lafont has been Executive Vice President, Gypsum since 1998.

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top–ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

PRESS CONTACTS :	INVESTOR RELATIONS:

Véronique Doux: 33-1 44-34-18-18	James Palmer:	33-1 44-34-11-26
veronique.doux@lafarge.com	james.palmer@lafarge.com

	Danièle Daouphars:	33-1 44-34-11-51
daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward–looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward–looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document filed with the French COB under the reference number D.03–0375, and its annual report on Form 20–F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward–looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 2 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, April 14, 2003

• German competition authority fines cement companies for anti-competitive practices in Germany

• Lafarge challenges the amount of its fine and will bring the case before the Higher Regional Court in Düsseldorf

Lafarge Zement has been officially informed today of the decision of the German competition authority (Bundeskartellamt) to fine the company €86 million for its participation in anti-competitive practices in Germany.

Lafarge considers the amount of the fine to be disproportionate and will bring the case before the Higher Regional Court (Oberlandesgericht) in Düsseldorf.

Lafarge restates that a provision of €300 million has been made in fiscal year 2002 to cover the European Commission decision against its Gypsum activities in Europe, which Lafarge has appealed against, as well as the risk related to the German competition authority investigation into the cement industry in Germany.

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

PRESS CONTACTS :	INVESTOR RELATIONS:

Véronique Doux: 33-1 44-34-18-18	James Palmer:	33-1 44-34-11-26
veronique.doux@lafarge.com	james.palmer@lafarge.com

	Danièle Daouphars:	33-1 44-34-11-51
daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document filed with the French COB under the reference number D.03-0375, and its annual report on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 14, 2003	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

Page 4 of 4 Total Pages